PARAMOUNT RESOURCES LTD.
REVISED
CODE OF BUSINESS CONDUCT POLICY
Effective December 5, 1997
(Revised November, 2004)

PARAMOUNT RESOURCES LTD.
REVISED CODE OF BUSINESS CONDUCT
(Effective December 5, 1997)
INTRODUCTION
Paramount Resources Ltd. (the “Corporation”) has a reputation for integrity and honesty that has been earned through the unwavering commitment of every employee to these two principles. The future success of the Corporation is dependent on the maintenance of these high standards.
The Corporation and all of its employees and consultants are expected and required to adhere to the highest ethical standards in all of their conduct of business for and on behalf of the Corporation and in areas where a conflict might arise between an individual’s personal interests and the best interests of the Corporation. Underlying all actions and business decisions is a concern for what is right. Any situation, decision or response should first consider what is right and how it reflects on the Corporation. In most cases, the best action or decision is governed by the guidelines in this document. If there is any question of appropriateness in a particular situation, an employee should seek the input of his or her supervisor. It is recognized that there may be situations in which it is impractical or inappropriate for an employee to bring the matter to his or her supervisor. In these cases, employees should seek the advice of the Chief Financial Officer or the President.
BUSINESS CONDUCT POLICY
All employees and consultants of the Corporation shall deal with all persons doing or seeking to do business with the Corporation without favour or preference based on personal considerations.
Each employee and consultant is required to avoid any situation which does or may involve a conflict between their personal interest and the interest of the Corporation.
All employees and consultants shall be made aware of this policy upon their induction into the Corporation.
Any employee/consultant who violates this policy shall be subject to disciplinary action and in the case where the violation by an employee is a fundamental breach of the employee’s contract of employment with the Corporation, such breach shall constitute just cause for immediate termination of employment without notice. Likewise, the Corporation will terminate any consulting arrangement for a breach of the policy.
While it is not possible to list every circumstance which may give rise to a conflict of interest, the following are considered to be conflicts of interest and are to be used as a guide to consider what other types of activity are or may also create conflicts of interest.

An Employee/Consultant shall refrain from:
(1)	serving as director, officer, or consultant of any outside concern which does business with, or is a direct competitor of the Corporation, except with the written consent of the Corporation, which consent shall not be unreasonably withheld, providing this relationship is not materially adverse to the Corporation;

(2)	giving preferred treatment to a relative, friend or acquaintance in the hiring, assessment of performance, career progression, or compensation of such person;

(3)	disclosing to unauthorized persons or using for personal benefit or advantage of the Corporation’s information, data, or records of a confidential nature which is not otherwise generally available to the public from the Corporation’s-provided information or non-corporation sources;

(4)	competing with the Corporation either directly or indirectly;

(5)	reserving for oneself or diverting elsewhere a business opportunity that belongs to, has been developed by or is or would be available to the Corporation or for which the Corporation has been or will be negotiating;

(6)	soliciting for, acceptance of, or giving a commission, kick-back gift or any other fee or payment for the direct or indirect benefit of the employee/consultant or any other persons or corporations;

(7)	participating in any transaction involving the interests of the Corporation and in which the employee or a close relative (spouse, child, parent, brother, sister, in-law, friend, or close acquaintance) has a personal interest, unless expressly authorized in writing to do so after the relationship has been disclosed; and

(8)	engaging in community or political activities is in any matter where there may be a conflict with the best interests of the Corporation.
An employee/consultant or any member of their family or their spouse’s family financially dependent upon them shall refrain from:
(1)	owning or controlling a significant interest in and participating directly or indirectly in the profits of any outside concern, other than as a regular employee of such concern, which does business with or is a direct competitor of the Corporation. Securities of publicly-owned corporations which are traded regularly on open stock markets may be owned if they are not purchased as a result of confidential knowledge about the operations, intentions or negotiations of the Corporation with such parties or others;

(2)	accepting or giving directly or indirectly any gift of more than nominal value, loans, cash in any amount, excessive entertainment or travel, payments, services or other substantial or unusual favours from or to any person or company which does or is seeking to do business with, or is a competitor of the Corporation. This does not preclude employees from obtaining, on their own credit rating, regular loans from established banking or financial institutions; and

(3)	acquiring or trading in oil, gas, coal, or other mineral leases, royalty interests, and production payments that would at the time of their acquisition by an employee or consultant conflict with the best interest of the Corporation. This does not exclude an employee from holding property or interests acquired by inheritance or from investing for profit in real estate which may incidentally involve mineral interests or leases, provided there is no conflict with the best interest of the Corporation and such holdings were not purchased as a result of confidential knowledge about the operation, intentions or negotiations of the Corporation.
The aforementioned examples of a conflict of interest are not exhaustive and in general are intended solely as a guide. In any situation where there may be a reasonable doubt, the responsibility of the affected employee or consultant will be to seek clarification from the Corporation prior to participating in the activity rather than this activity becoming the subject of a conflict of interest review at a later date.
RESPECT FOR OTHER EMPLOYEES/CONSULTANTS
The Corporation believes that all employees and consultants should respect the work and responsibilities of their co-workers. Accordingly, “badmouthing” of employees or consultants is not acceptable. Concerns about fellow workers’ questionable behavior should be raised discretely with the appropriate Manager/Department head, the Chief Financial Officer or the President.
COMPLIANCE WITH THE LAW
A concern for what is right underlies all business decisions. A company may be held liable for the wrongful actions of its employees. Employees must, therefore, ensure that their dealings and actions on behalf of the Corporation comply with the requirements and intent of all relevant legislation and regulations. This includes rules and guidelines established by a self-regulating body or professional organization.
In addition to the laws imposed by statute, there is a duty upon a company to honour agreements, whether in writing or not, and to act reasonably and in a manner that will not cause harm to others. Employees must diligently ensure that their conduct is not and cannot be interpreted as being in contravention of any laws governing the affairs of the Corporation in any jurisdiction where it carries on business.
Ignorance of the law will not usually excuse a party who contravenes a law. Employees must, therefore, work together with the Corporation to keep informed of laws which may affect those affairs of the Corporation which are under his or her control.
Whenever an employee is in doubt about the application or interpretation of any legal requirement, the employee should seek the advice of an internal legal counsel.
HEALTH, SAFETY AND THE ENVIRONMENT
The Corporation is committed to safe and healthful working conditions for all employees and consultants and to conducting its activities in an environmentally responsible manner.
Employees and consultants are expected to read and be aware of the Corporation’s Environmental and Safety Policies and Procedures. Their awareness of such procedures should assist the Corporation in improving operations thereby avoiding injury or sickness to all persons, and damage to property and the environment, by giving due regard to all applicable safety standards, regulatory requirements, technical, and conventional standards and restraints.

All conditions, situations or accidents which give rise to health, safety, or environmental concerns must be immediately reported to the Manager, Corporate Compliance, or in his absence one of the Corporate Operating Officers or any other Senior Officer of the Corporation.
PAYMENTS TO AND FROM EMPLOYEES
It is the Corporation’s policy to deal fairly and lawfully with all customers, suppliers and independent consultants purchasing or furnishing goods or services. All goods and services shall be obtained on a competitive basis at the best value considering price, quality, reliability, availability and delivery.
Employees or consultants shall not accept gratuities or favours of any sort having more than a nominal value. Employees or consultants should neither seek nor accept gifts, payments, services, fees, trips or accommodations, special privileges of value, or loans from any person (except from persons in the business of lending and then on conventional terms) or from any organization or group that does, or is seeking to do, business with the Corporation or any of its affiliates, or from a competitor of the Corporation or any of its affiliates. Gifts of nominal value (advertising mementos, desk calendars or pens) or accepting hospitality or entertainment (lunch, dinner, or tickets to a local sporting event) are acceptable. Employees and consultants should report gifts of a more substantial nature to their supervisor.
No employee or consultant shall offer, or provide on behalf of the Corporation, any expensive gifts, excessive entertainment or payments of any amount of money to any supplier, customer, subcontractor, competitor, or any public official, or to their representatives, nor pay to them, either directly or indirectly, any commissions or fees which are excessive in relation to the services rendered. Modest gifts, favours or entertainment may be furnished by employees whose duties permit them to do so, provided all of the following tests are met:
(1)	they are not in cash or securities and are of modest value; and

(2)	they do not contravene any law and are made as a matter of generally accepted practice; and

(3)	if subsequently disclosed to the public, they would not in any way embarrass the Corporation or their recipients.
CONTRIBUTIONS
As a responsible community citizen, the Corporation encourages and supports the participation of its employees and consultants in charitable, educational and cultural activities.
The direct or indirect use of the Corporation funds, goods or services as contributions to charities, political parties, campaigns or candidates for election to any level of government requires the prior written approval of the President.
Contributions include money or anything having value, such as loans, services, entertainment, trips and the use of the Corporation facilities or assets. Time spent on charitable, political or similar activities while an employee is to be attending to his or her employment responsibilities also amounts to a contribution. Furthermore, no employee is to be reimbursed for any contributions which he or she might make acting in a personal capacity.
The Corporation encourages political, cultural and other charitable activities and involvement by its employees acting on their own behalf but not as representatives of the Corporation.

PUBLIC OFFICIALS
The Corporation offers services to a heavily regulated industry, and providing services which relate directly to regulations must be especially sensitive to the interaction of employees with public officials. All interaction and communications between employees or consultants and public officials are to be conducted in a manner that will not compromise the integrity or reputation of any public office, the Corporation or its affiliates.
COMMUNITY RELATIONS
In its business the Corporation and its employees and consultants come in contact with many members of the public, including individuals, community groups, public officials and members of the media. The Corporation strives to maintain its good reputation in the community and, therefore, needs to ensure that employees speaking on behalf of the Corporation recognize and deal with sensitive issues in an appropriate manner. Enquiries from members of the community related to matters of a sensitive nature should be directed to the appropriate person.
BOOKS OF ACCOUNT
The Corporation’s books of account and records must reflect transactions accurately and in a timely manner to ensure that all transactions with which they are involved are authorized and executed in accordance with the Corporation’s procedures and that no undisclosed or unrecorded transactions are made.
INSIDE INFORMATION (Confidentiality of Information)
The Corporation encourages employees to be shareholders in the Corporation as one way to more tangibly link shareholder interests with those of the employees. However, employees possessing inside information are expected and must show integrity and use proper judgement in the timing of their investments. If in doubt as to the propriety of actions, the employee should seek the advice of the Chief Financial Officer.
Certain information, which the Corporation treats as secret, may influence the price or trading of the Corporation’s shares or other securities if it is disclosed to members of the public. Specific “inside information” would include that concerning major contracts, proposed acquisitions or mergers and sales or earnings figures. Employees or consultants shall not use such inside information for their own financial gain or that of their associates, nor shall they inform another person or company about such information before it has become generally disclosed.
Inside information is information which (1) has not been publicly released, (2) is intended for use solely by the Corporation and not for personal use, or (3) is the type usually not disclosed by the Corporation. All employees or consultants who come into possession of material inside information before it is publicly disclosed are considered insiders for the purposes of securities laws. The husbands, wives, immediate families and those under control of insiders may also be regarded as insiders. Included in the concept of insider trading is “tipping” or revealing insider information to other individuals to enable such individuals to trade in the Corporation’s securities on the basis of undisclosed information.
The Alberta and Ontario Securities Acts imposes certain liabilities upon every person, employee or retainee of the Corporation, and any associate of such person, from using for their own benefit in connection with a trade in securities of the Corporation any inside information including that which, if generally known, might reasonably be expected to affect materially the market price of shares or other securities.

Recently The Toronto Stock Exchange (“TSE”) has provided a Policy Statement on Timely Disclosure which expands on the requirements of securities law such as the Alberta Securities Act.
These new TSE Disclosure Rules on Employee Trading require that employees or consultants with access to material information be prohibited from trading until the information has been fully disclosed and a reasonable period of time has passed for the information to be disseminated. This period may vary, depending on how closely the company is followed by analysts and institutional investors. In general, a five-trading-day period should elapse prior to employee trading in the company’s common shares.
This prohibition applies not only to trading in company securities, but also to trading in other securities whose value might be affected by changes in the price of the company’s securities. For example, trading in listed options or securities of other companies that can be exchanged for the company’s securities is also prohibited.
In addition, if employees or consultants become aware of undisclosed material information about another public company such as a subsidiary, they may not trade in the securities of that other company.
The Corporation’s policy parallels the various provincial securities acts and the new TSE Policy Statement on Timely Disclosure in that all employees and consultants who receive inside information about the Corporation, its associates and affiliated companies or other companies in which it has an interest, are in a position of trust, and they must not trade in shares or other securities on the basis of the information they possess before it becomes generally disclosed or otherwise make use of such information for their own benefit or advantage.
COMPANY SECRETS
The Corporation is in a highly competitive environment with other petroleum companies seeking the advantage of technical ideas or information. Certain records, reports, papers, devices, processes, plans, methods and apparatus of the Corporation, including methods of doing business and information on P&NG rights held, cost information, geological maps, engineering and information system technologies, etc. are the “intellectual property” of the Corporation and are considered to be strictly confidential. Employees and consultants are not to reveal or use for any personal purpose such confidential information without written consent from the President.
Confidential information does not include information which is already in the public domain. Certain information may be released by the Corporation (to comply with securities regulations for example); however, the release of such information is a decision of the Board of Directors and/or senior management. If there is any doubt as to what can or cannot be discussed outside of the Corporation, employees or consultants should err on the side of discretion and not communicate any information. For more specific advice, an immediate supervisor or the Chief Financial Officer should be consulted.
CONFLICT OF INTEREST
Employees and consultants, as stated under the Business Conduct Policy Section, cannot enter or be already part of any situation(s) in which their personal interests might conflict with those of the Corporation. More specifically, employees and consultants must avoid acquiring interests, or participating in activities which would tend:

(1)	to deprive the Corporation of the time or attention required to perform their duties properly; or

(2)	to create an obligation which would affect their judgement or ability to act solely in the Corporation’s best interest.
Any unusual potential for conflict of interest is inherent in direct or indirect (i.e. through family members) relationships with enterprises which supply, buy from, or compete with the Corporation. Questionable relationships include:
(1)	borrowing from such an enterprise;

(2)	employment, consultation or directorships with such an enterprise;

(3)	receipt of gifts or favours of more than nominal value, particularly in situations in which business judgement may be influenced; and

(4)	direct or beneficial ownership of an interest in, or any class of, the assets or securities of such an enterprise, except an investment representing less than one per cent of the outstanding securities of a publicly traded corporation.
Employees or consultants must act in such a manner that their conduct will bear the closest scrutiny should circumstances demand that it be examined. Not only actual conflicts of interest but the very appearance of conflict should be avoided.
Where a conflict of interest situation may exist or be perceived to exist, the employee or consultant may be put in a compromising position or his or her judgement may be questioned. The Corporation wants to ensure that all employees and consultants are, and are perceived to be, free to act in the best interests of the Corporation. Disclosure of areas of potential conflict of interest must be made immediately to senior officers of the Corporation and will allow the Corporation to decide what appropriate steps are to be taken to protect both the Corporation and the employee or consultant from these situations.
CONFLICT OF INTEREST SITUATIONS ARE NOT ALLOWED OR APPROPRIATE FOR ANY OF THE CORPORATION’S EMPLOYEES OR CONSULTANTS. IN THE EVENT THERE MAY BE A CONFLICT SITUATION, OR A PERCEIVED ONE, FOLLOWING DISCLOSURE IN WRITING TO THE CORPORATION, THE CORPORATION MAY OR MAY NOT GRANT APPROVAL. WITHOUT APPROVAL BY THE CORPORATION IN WRITING, THE CONFLICT SITUATION MUST CEASE IMMEDIATELY.
Employees and consultants shall disclose, in writing, at the time of their employment/being contracted (Certification form attached to this Policy) all business, commercial or financial interests, activities, or any relationships which might reasonably be regarded as creating an actual or potential conflict of interest with their duties as an employee or as a consultant.
GRANDFATHERING
Employees or consultants who are currently in contravention of any of the requirements of this Revised Code of Business Conduct must declare those situations, many of which may have been previously known or declared under the previous Policy, and subject to the Corporation’s formal approval, not to be unreasonably withheld, these exceptions will be acceptable, providing that the

Corporation’s integrity and shareholder assets are not compromised; for example, a consultant who is a director of a competitor oil and gas company where no conflict of interest exists.
CERTIFICATION
All current employees and consultants of the Corporation and its subsidiaries are asked to certify, as of this new revised policy dating, effective December 5, 1997, their review of and compliance with the provisions contained in this Revised Code of Business Conduct. Officers of the Corporation will be required to provide a certificate annually to the Audit Committee of the Board of Directors in this regard. The attached form of certification is also to be used by employees or consultants to disclose any potential Business Conduct conflict of interest situations that arise in the future following this new certification requirement.
ANY EMPLOYEE OR CONSULTANT WHO IS AWARE OF ANY CONTRAVENTION, OR WHO IS CONCERNED THAT THERE MAY BE A CONTRAVENTION OF THIS POLICY BY ANOTHER EMPLOYEE OR CONSULTANT, IS EXPECTED TO REPORT THE MATTER PROMPTLY TO THE CHIEF FINANCIAL OFFICER OR THE PRESIDENT.
ONCE IDENTIFIED, MANAGEMENT WILL ACT IMMEDIATELY TO INVESTIGATE THE PERCEIVED CONFLICT OF INTEREST AND TAKE MEASURES TO ENSURE THAT NO EMPLOYEE OR CONSULTANT IS OPERATING UNDER CONFLICTING CIRCUMSTANCES.

PARAMOUNT RESOURCES LTD.
CERTIFICATION STATEMENT FOR
THE REVISED CODE OF BUSINESS CONDUCT POLICY
(Effective December 5, 1997)
I have read Paramount’s Revised Code of Business Conduct Policy (Policy), and I can certify that except as specifically noted below:
(1)	I understand the content, purpose and consequences of contravening the Policy.

(2)	I am not and have not been in violation of the Policy except as may be stated below.

(3)	After due inquiry and to my best knowledge and belief, no employee or consultant under my direct supervision is in violation of the Policy.

(4)	I will exercise my best efforts to assure full compliance with the Policy by all employees or consultants under my direct supervision and I will continue to abide fully by the Policy.

Print or type name

Signature

Title and Location

Date
Any/All Exceptions
(Please include any potential conflict of interest situations)

(1)

(2)

(If required, provide additional details on the reverse side of this sheet or by appendage to this Certificate.)